UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Guerrilla RF, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

40162G203
(CUSIP Number)

Ryan Michael Pratt
5686 Green Dale Ct.
Summerfield, NC 27358
336-383-2787
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Michael Pratt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 981,666
	8.	SHARED VOTING POWER 5,655*
	9.	SOLE DISPOSITIVE POWER 981,666
	10.	SHARED DISPOSITIVE POWER 5,655*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,321**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.88%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*  Consists of shares held by or issuable pursuant to Common Stock restricted stock units or Common Stock options that are presently exercisable or exercisable within 60 days of March 28, 2024 held by the Reporting Person’s spouse.

** Reflects (i) 947,844 shares of Common Stock owned by the Reporting Person, (ii) 33,822 Warrants (defined below) held by the Reporting Person, and (iii) 5,655 shares held by or issuable pursuant to restricted stock units or Common Stock options that are presently exercisable or exercisable within 60 days of March 28, 2024 held by the Reporting Person’s spouse. The Reporting Person disclaims ownership of the vested restricted stock units or Common Stock options to purchase shares held by his spouse pursuant to Rule 13d-4, but reports such ownership of the options to purchase shares held by his spouse for the purpose of reporting beneficial ownership pursuant to Rule 13d-3.

Item 1.  Security and Issuer.

This amended and restated Schedule 13D (this “Schedule 13D”) relates to the common stock ($.0001 par value) of Guerrilla RF, Inc. (the “Common Stock”).  Guerrilla RF, Inc. (the “Issuer”) is a Delaware corporation with its principal office located at 2000 Pisgah Church Road, Greensboro, NC 27455.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is filed by Mr. Ryan Pratt, a United States citizen (the “Reporting Person”).

The Reporting Person is the holder of record of approximately 9.88% of the Issuer’s outstanding shares of Common Stock based on (i) 9,952,372 shares of Common Stock outstanding, (ii) 5,179 shares issuable pursuant to vested restricted stock units and Common Stock options that are presently exercisable or exercisable within 60 days of March 28, 2024 held by the Reporting Person’s spouse, and (iii) 33,822 Warrants (defined below) owned by the Reporting Person as of March 28, 2024.

(b) The residential address of the Reporting Person is 5686 Green Dale Ct., Summerfield, NC 27358.

(c) The Reporting Person is the Issuer’s Chief Executive Officer and a member of its Board of Directors.

(d) During the past five years, the Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has never been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 28, 2024, the Issuer sold 1,409,000 units in a private placement (“Private Placement”), with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at a price of $2.50 per share (a “Warrant”).

Also on March 28, 2024, in conjunction with the Private Placement, the Issuer issued an additional 606,293 shares of Common Stock and Warrants to purchase 606,293 shares of Common Stock in exchange for $860,000 of convertible debt and $650,000 of outstanding deferred interest. As a result, the Reporting Person received 33,822 shares of Common Stock and 33,822 Warrants in connection with the conversion of the Reporting Person’s unsecured convertible promissory note.

Except as described above, the Reporting Person has not acquired or disposed of any shares of Common Stock over which he has voting or dispositive power.

As a result of the above-referenced changes in the number of shares of Common Stock outstanding, the Reporting Person’s beneficial ownership has decreased as a percentage.

Item 4.  Purpose of Transaction.

The purpose of the Private Placement was to raise additional capital to fund the ongoing operations of the Issuer.

As a result of the above-mentioned transactions, the Reporting Person currently beneficially owns 9.88% of the Issuer’s outstanding shares of Common Stock.

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes.  The Reporting Person may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) The aggregate number and percentage of shares of Common Stock directly owned by the Reporting Person is based upon a total of 9,952,372 shares of Common Stock outstanding of the Issuer as of March 28, 2024, 33,822 Warrants owned by the Reporting Person as of March 28, 2024, and 5,655 shares held or issuable pursuant to vested restricted stock units and Common Stock options that are presently exercisable or exercisable within 60 days of March 28, 2024 held by the Reporting Person’s spouse.  The Reporting Person directly owns 987,321 shares of Common Stock, representing approximately 9.88% of the issued and outstanding shares of Common Stock of the Issuer, which amount includes 981,666 shares owned by the Reporting Person (comprising 947,844 shares of Common Stock and 33,822 Warrants), and 5,655 shares held by or issuable pursuant to vested restricted stock units and Common Stock options that are presently exercisable or exercisable within 60 days of March 28, 2024 held by the Reporting Person’s spouse.  The Common Stock over which the Reporting Person has sole voting and dispositive power represents 9.83% of the total shares of Common Stock outstanding.

(b) The Reporting Person is the beneficial owner of 987,321 shares of Common Stock (comprising 947,844 shares of Common Stock and 33,822 Warrants). The Reporting Person has sole voting power and sole dispositive power with respect to 981,666 shares of Common Stock.  The Reporting Person has the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of 5,655 shares of Common Stock held or issuable pursuant to vested restricted stock units or exercisable Common Stock options held by his spouse.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13D, the beneficial owner of any securities of the Issuer he does not directly own.  The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

(c) Other than as described herein, the Reporting Person has not effected any transactions in shares of Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Lock Up Agreement

In connection with the closing of the Private Placement, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer, whereby, subject to certain customary exceptions, he is restricted for a specified period from making certain sales or dispositions of shares of Common Stock held by him. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the Form of Lock-Up Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Issuer’s Form 8-K filed on April 1, 2024 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RYAN PRATT:

/s/ Ryan Pratt
Ryan Pratt

April 1, 2024
Date